EXHIBIT 21

SUBSIDIARIES OF SPARTAN MOTORS, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Spartan Motors USA, Inc.*	South Dakota, United States

-Utilimaster Services LLC (100% owned by Spartan Motors USA, Inc.)	Delaware, United States

*Formerly also did business under the names Crimson Fire, Inc., Crimson Fire Aerials, Inc., Spartan Motors Chassis Inc., Utilimaster Corporation, Luverne Fire Apparatus Co., Ltd. and Quality Manufacturing Inc.